February 1, 2023

VIA Email and EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Michael Killoy and Mr. Nicholas Panos

Re:	Aerkomm Inc. Schedule 13D filed by World Praise Limited and Leroy Yau Filed January 3, 2023 File No. 005-91612

Dear Messrs. Killoy and Panos:

Set forth below are the responses of Leroy Yau, a citizen of Hong Kong, and World Praise Limited, a Samoan registered company (“World Praise,” and, collectively, with Mr. Leroy, the “Reporting Persons”), to the comment letter, dated January 20, 2023 (the “Comment Letter”), received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), with respect to the above-referenced Schedule 13D (the “Schedule 13D”). The Reporting Persons have also revised the Schedule 13D in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Commission an amendment to the Schedule 13D, which reflects these revisions (“Amendment No. 1”). The responses below have been prepared and are being provided by the Reporting Persons, with each Reporting Person having authorized K&L Gates LLP to respond to the Staff’s comments on its behalf.

For the Staff’s convenience, the comments from the Comment Letter are repeated here in bold, italicized text, followed by our responses on behalf of the Reporting Persons, and the paragraph numbering below corresponds to the numbering in the Comment Letter.

K&L Gates LLP

501 Commerce St.   Suite 1500   Nashville   TN 37203

T +1 615 780 6700   F +1 615 780 6799   klgates.com

Schedule 13D filed January 3, 2023

1.	We note the date of the event reported as requiring the filing of the Schedule 13D was December 7, 2022. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within 10 days after the acquisition of more than five percent of a class of equity securities specified in Rule 13d-1(i). Based on the December 7, 2022 event date, the January 3, 2023 filing was not timely filed. Please advise us why the Schedule 13D was not filed within the required 10 days after the acquisition.

Response to #1:

The Reporting Persons acknowledge the Staff’s comment, and the Reporting Persons note that Rule 13d-1(a) of the Securities Exchange Act of 1934, as amended, requires that “any person who, after acquiring directly or indirectly the beneficial ownership of any equity securities… is directly or indirectly the beneficial owner of more than five percent of the class shall, within 10 days after the acquisition, file with the Commission, a statement containing the information required by Schedule 13D.” The Reporting Persons acknowledge, therefore, that the Schedule 13D was not timely filed. The untimely filing of the Schedule 13D was a result of numerous factors, including but not limited to, the Reporting Persons: (i) being foreign entities, specifically a Samoan entity and a Hong Kong citizen, (ii) were first time reporting persons, and (iii) not appreciating the complexities of the transaction resulting from the issuance of convertible securities, which all resulted in the Reporting Persons not reporting the transaction to their securities counsel, K&L Gates LLP, until over a week after the transaction closed.

After that, there was further delay in obtaining their necessary Commission filing codes for each of the Reporting Persons due to: (i) time zone differences, (ii) year-end holidays, (iii) on-going COVID-19 issues in Asia, and (iv) the specific requirements to obtain such codes.

We also want to stress that the existence of the investment conversion and bond purchase agreement and related bond were disclosed promptly upon the announcement of the deal on December 7, 2022 on a Current Report on Form 8-K filed by Aerkomm Inc., and, thus, the market was fully informed of the material information about the transaction in a timely manner. Moreover, the financing was crucial to the continued viability of Aerkomm Inc. and, therefore, benefited all stakeholders.

2.	We note footnote number two to the cover pages for each of the filers explains that the percentage of beneficial ownership reported as being owned is based upon 9,869,165 shares of the issuer’s common stock outstanding. Notwithstanding the apparent use of that figure as the denominator in determining the amount of beneficial ownership held, please advise us, with a view towards revised disclosure, how the amount of beneficial ownership disclosed in Row 13 of the two cover pages was calculated.

Response to #2:

The Reporting Persons acknowledge the Staff’s comment and have revised the disclosure on the two cover pages of Amendment No. 1.

Please let us know if you have any questions with respect to the foregoing.

Very truly yours,

/s/ David A. Bartz, Esq.
cc:	Robert S. Matlin, Esq.
Billy M.C. Chen, Esq.

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